Fresh Traffic Group, Inc.
201 Portage Ave, Suite 1680
 Winnipeg MB, Canada

March 28, 2011

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:      Andrew D. Mew
                        Accounting Branch Chief
cc:                   Scott Stringer

By Facsimile: (202) 772-9202

RE:          Fresh Traffic Group, Inc.
Form 10-Q for the Quarterly Period Ended November 30, 2010
Filed January 21, 2011
Form 8-K/Amendment No. 1
Filed January 31, 2011
File No. 000-53703

Dear Mr. Mew:

Further to your letter of March 3, 2011 in regard to the above noted filings for Fresh Traffic Group Inc., we wish to advise that we are completing a review of all of the accounting policies applied to our respective filings in order to provide a complete response to the letter.

Due to a shortage of accounting staff over the past three weeks, we expect to have a complete and final response to your letter on or about April 5, 2011.

We trust the above is satisfactory.

We have faxed this letter to your offices in order to provide an update as to our progress on preparation of a formal response.  If you should wish that we also file this document as Correspondence via the Edgar filing system, please advise, and we will have our filing agent undertake an immediate filing.  You may reach us via telephone at 1.204.942.4200.

Yours truly,

/s/ Jerry Booth
Jerry Booth
Chief Executive Officer

cc:           file